Khan Resources Inc.
Interim Consolidated Balance Sheets
(Expressed in United States dollars)
(All dollar amounts are in thousands)
(Unaudited)

	As at	As at
	March 31,	September 30,
	2008	2007
Assets
Current
Cash	$32,105	$33,859
Accounts receivable	52	47
Prepaid expenses and other assets	145	133
Restricted cash (note 5)	725	—
Asset held for sale (note 6)	—	3,322

Total current assets	33,027	37,361
Capital assets, net (note 7)	542	578
Mineral interests (notes 1 and 8)	6,820	5,044

	$40,389	$42,983

Liabilities
Current
Accounts payable and accrued liabilities	$880	$501
Future tax liability	—	822

Total current liabilities	880	1,323

Commitments and contingencies (note 14)

Shareholders’ Equity
Capital stock (note 9)	69,710	68,661
Deficit	(30,201)	(27,001)

	39,509	41,660

	$40,389	$42,983

The accompanying notes form an integral part of these interim consolidated financial statements.
     On behalf of the Board:

Signed “James B.C. Doak”	Signed “Martin Quick”

Director	Director

Khan Resources Inc.
Interim Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)

					Cumulative
					from
					inception on
					October 1,
	Three months ended		Six months ended		2002 to
	March 31,		March 31,		March 31,
	2008	2007	2008	2007	2008
Revenue
Interest	$236	$174	$390	$268	$1,603

Expenses
General corporate	878	579	2,172	1,366	9,196
Mongolian operations	167	71	417	115	1,110
Amortization	37	7	70	22	158
Stock-based compensation (note 10)	488	2,165	895	2,984	9,789
Foreign exchange loss (gain)	147	(259)	36	(237)	(1,075)
Sale of asset (note 6)	—	—	822	—	797
Write-off of assets	—	—		—	9,742

	1,717	2,563	4,412	4,250	29,717

Loss before taxes	(1,481)	(2,389)	(4,022)	(3,982)	(28,114)
Future tax recovery (note 6)	—	—	822	—	3,394

Net loss and comprehensive loss for the period	(1,481)	(2,389)	(3,200)	(3,982)	(24,720)
Deficit, beginning of period	(28,720)	(13,009)	(27,001)	(11,416)	—
Equity financing costs	—	(2,169)	—	(2,169)	(5,481)

Deficit, end of period	$(30,201)	$(17,567)	$(30,201)	$(17,567)	$(30,201)

Weighted average number of common shares outstanding (in thousands)
- basic and diluted (note 12)	54,090	45,191	54,069	43,320

Net loss per share
- basic and diluted (note 12)	$(0.03)	$(0.05)	$(0.06)	$(0.09)

The accompanying notes form an integral part of these interim consolidated financial statements.

Khan Resources Inc.
Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(All dollar amounts are in thousands)
(Unaudited)

					Cumulative
					from
					inception on
					October 1,
	Three months ended		Six months ended		2002 to
	March 31,		March 31,		March 31,
	2008	2007	2008	2007	2008
Operating Activities
Net loss for the period	$(1,481)	$(2,389)	$(3,200)	$(3,982)	$(24,720)
Items not affecting cash:
Amortization	37	7	70	22	158
Stock-based compensation	488	2,165	895	2,984	9,789
Sale of asset (note 6)	—	—	822	—	825
Future tax recovery (note 6)	—	—	(822)	—	(3,394)
Unrealized foreign exchange (gain) Loss	140	—	106	—	(974)
Write-off of assets	—	—	—	—	9,762

	(816)	(217)	(2,129)	(976)	(8,554)

Changes in non-cash working capital balances related to operations (note 13)	(361)	(350)	(325)	(218)	(564)

Cash used in operating activities	(1,177)	(567)	(2,454)	(1,194)	(9,118)

Investing Activities
Proceeds from sale of assets	—	—	2,500	—	2,500
Restricted cash	(725)	—	(725)	—	(725)
Purchase of capital assets	(20)	(2)	(34)	(80)	(705)
Mineral interests	(469)	(134)	(1,088)	(690)	(6,466)
Payment of property acquisition liability	—	—	—	—	(1,667)

Cash provided by (used in) investing activities	(1,214)	(136)	653	(770)	(7,063)

Financing Activities
Capital stock issued	86	27,767	154	28,122	51,968
Equity financing costs	—	(1,509)	—	(1,509)	(4,619)

Cash provided by financing activities	86	26,258	154	26,613	47,349

Foreign exchange gain (loss) on cash	(141)	—	(107)	—	937

Net increase (decrease) in cash during the period	(2,446)	25,555	(1,754)	24,649	32,105
Cash, beginning of period	34,551	7,861	33,859	8,767	—

Cash, end of period	$32,105	$33,416	$32,105	$33,416	$32,105

The accompanying notes form an integral part of these interim consolidated financial statements.

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
1. Nature of Operations
Khan Resources Inc. (the “Company”) is in the process of acquiring, exploring and developing its mineral properties and is thus considered to be a development stage company. The recoverability of the amounts shown for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, upon future profitable production and/or the proceeds from the disposition thereof. To date, the Company has not earned significant revenues.
These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These interim consolidated financial statements do not contain any adjustments related to the carrying value and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.
2. Summary of Significant Accounting Policies
These interim consolidated financial statements and accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the preparation of interim financial statements. They do not include all the information and disclosures required by GAAP for annual consolidated financial statements. These interim consolidated financial statements have been prepared in accordance with the accounting policies and methods set forth in the Company’s audited consolidated financial statements as at and for the year ended September 30, 2007 and should be read in conjunction with those audited financial statements and notes thereto.
These interim consolidated financial statements include the accounts of the Company and its subsidiaries. All references to the Company should be treated as references to the Company and its subsidiaries. Inter-company accounts and transactions have been eliminated on consolidation.
Accounting Policy Changes
Effective October 1, 2007, the Company adopted the new CICA accounting sections: 1535 (Capital Disclosures), 3862 (Financial Instruments – Disclosure) and 3863 (Financial Instruments – Presentation). The only impact of adopting these sections are the additional disclosures required in the Company’s consolidated financial statements.

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
(i)	Capital Disclosures (CICA 1535)

This standard establishes the requirements for the disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The required disclosure is included in note 3 to these interim consolidated financial statements.

(ii)	Financial Instruments – Disclosure (CICA 3862)

This standard requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed. The required disclosure is included in note 4 to these interim consolidated financial statements.

(iii)	Financial Instruments – Presentation (CICA 3863)

This standard establishes the requirements for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset.
3. Capital Management
The Company’s objectives for managing capital are to safeguard the entity’s ability to continue as a going concern and to bring the Dornod Uranium Project (“Project”) in Mongolia into production. The Company’s strategy remains unchanged from the previous year.
The capital structure of the Company currently consists of common shares, warrants and agents’ Options and was $62,857 as at March 31, 2008 (September 30, 2007 $62,606). The Company has issued common shares, warrants and agents’ options to advance the Project through various stages of development; however, debt may be required to bring the Project into production. In order to meet the Company’s objectives for managing capital, new common shares, warrants, agents’ options and/or debt may be issued.
4. Financial Instruments
The Company’s financial instruments consist of cash, accounts receivable, restricted cash and accounts payable and accrued liabilities.
a.) Fair Value
Cash, accounts receivable and restricted cash are designated as held-for-trading and therefore carried at fair value with the unrealized gain or loss recorded in interest income. Accounts payable and accrued liabilities are designated as other financial liabilities and therefore carried at fair value with the unrealized loss gain or loss recorded in expenses.

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
b.) Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks.
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts and guaranteed investment certificates, whose balance at March 31, 2008 was $32,830. Bank accounts are held with major banks in Canada and Mongolia. As the majority of the Company’s cash is held by a Canadian bank and all the guaranteed investment certificates are also held by the same Canadian bank, there is a concentration of credit risk with one bank in Canada. This risk is managed by using a Schedule 1 bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to credit risk is on its accounts receivable. This risk is minimal as accounts receivable consist primarily of refundable government sales taxes.
Currency Risk
The Company operates in Canada and Mongolia and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The majority of these transactions are in Canadian dollars. The Company’s cash, accounts receivable, restricted cash and accounts payable and accrued liabilities that are held in Canadian dollars and Mongolian togrogs are subject to fluctuation against the United States dollar. A +/- 5% change in the exchange rates between the Canadian and United States dollars would, everything else being equal, have an effect on the net loss before income taxes for the three months ended March 31, 2008, of approximately +/- $178.
Interest Rate Risk
The Company is exposed to interest rate risk as bank accounts earn interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short term interest rates. The income earned on these bank accounts is subject to the movements in interest rates. A +/- 1% change in interest rates would, everything else being equal, have an effect on the net loss before income taxes for the three months ended March 31, 2008, of approximately +/- $83.
The Company also records transaction costs related to the acquisition or issue of held-for-trading financial instruments to the statement of operations as incurred. Transaction costs related to financial instruments not designated as held-for-trading are included in the financial instrument’s initial recognition amount.
Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash. As at March 31, 2008, the Company was holding cash of $32,105.

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
5. Restricted Cash
Restricted cash consists of guaranteed investment certificates pledged as security for an international letter of credit for a contractor and a corporate credit card facility. These guaranteed investment certificates have a maturity date of less than one year.
6. Sale of Asset
In August 2007, the Company entered into an agreement for the sale of the issued and outstanding common shares of Ikh Tokhoirol XXK, which held the Company’s mining licenses for the Big Bend Gold Property, to Berleg Mining XXK, a Mongolian company, for $2,500 in cash. The acquisition and deferred development costs that were in excess of the sale price were written off for an amount of $9,476 as at September 30, 2007. The sale closed on October 11, 2007 and the Company received $2,500 in cash. During the six months ended March 31, 2008, the Company recorded a loss on the sale of $822 and a future tax recovery of $822. At the time of acquisition of this asset, the accounting value of the asset exceeded the tax value and a future tax liability was recorded.
7. Capital Assets
Capital assets consist of the following:

	As at	As at
	March 31,	September 30,
	2008	2007
Buildings, equipment and vehicles	$700	$666
Less: accumulated amortization	158	88

	$542	$578

8. Mineral Interests

	As at	As at
	March 31,	September 30,
	2008	2007
Dornod Uranium Project, Mongolia
Acquisition costs	$447	$447
Deferred development costs	6,373	4,597

	$6,820	$5,044

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
9. Capital Stock
Capital stock consists of the following:

	As at	As at
	March 31,	September 30,
	2008	2007
Common shares (a)	$61,471	$61,220
Warrants (c)	996	996
Agents’ options (d)	390	390
Contributed surplus (e)	6,853	6,055

	$69,710	$68,661

(a) Common shares
Authorized capital stock of the Company consists of an unlimited number of no par value common shares.
Changes in the issued and outstanding common shares during the six months ended March 31, 2008 are as follows:

	Number of
	common
	shares	Amount
	(000’s)
Balance, September 30, 2007	54,016	$61,220
Exercise of stock options (b)	127	251

Balance, March 31, 2008	54,143	$61,471

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
(b) Stock options
A summary of the stock option transactions during the six months ended March 31, 2008 is as follows:

		Weighted
		average
	Number	exercise
	of options	price
	(000’s)	(Cdn$)
Balance, September 30, 2007	4,108	$2.44
Granted	308	1.35
Exercised	(127)	1.17
Expired	(61)	2.84

Balance, March 31, 2008	4,228	$2.39

The following tables summarize information about the stock options outstanding and exercisable at March 31, 2008:
Options outstanding

		Weighted
		average	Weighted
	Number	remaining	average
Exercise	outstanding at	contractual	exercise
prices	March 31, 2008	life	price
(Cdn$)	(000’s)	(years)	(Cdn$)
1.00 to 1.89	1,403	3.37	1.46
2.37 to 2.39	1,695	4.33	2.37
3.53 to 4.69	1,130	4.17	3.57

1.00 to 4.69	4,228	3.97	2.39

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
Options exercisable

		Weighted
	Number	average
Exercise	exercisable at	exercise
prices	March 31, 2008	price
(Cdn$)	(000’s)	(Cdn$)
1.00 to 1.89	1,105	1.47
2.37 to 2.39	708	2.38
3.53 to 4.69	1,130	3.57

1.00 to 4.69	2,943	2.49

(c) Warrants
There was no change in the warrants account during the six months ended March 31, 2008. The account balance is as follows:

	Number of
	warrants	Amount
	(000’s)
Balance, September 30, 2007 and March 31, 2008	1,507	$ 996

The warrants outstanding at March 31, 2008 entitle the holder to purchase one common share at a price of Cdn$1.90 until August 2, 2008.
(d) Agents’ options
There was no change in the agents’ options account during the six months ended March 31, 2008. The account balance is as follows:

	Number of
	agents’
	options	Amount
	(000’s)
Balance, September 30, 2007 and March 31, 2008	294	$390

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
The agents’ options outstanding at March 31, 2008 comprise 68,000 options granted on August 2, 2006 and 226,000 options granted on March 1, 2007. The options granted on August 2, 2006 entitle the holder to purchase one unit at a price of Cdn$1.50 per unit until August 2, 2008. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to purchase a common share at a price of Cdn$1.90 until August 2, 2008. The options granted on March 1, 2007 entitle the holder to acquire a common share at a price of Cdn$3.70 per share until August 2, 2008.
(e) Contributed surplus
A summary of the transactions in the contributed surplus account during the six months ended March 31, 2008 is as follows:

Amount
Balance, September 30, 2007	$6,055
Stock options granted to directors, officers and employees	895
Stock options exercised	(97)

Balance, March 31, 2008	$6,853

10. Stock-based Compensation
The stock-based compensation expense during the six months ended March 31, 2008 was $895 (2007 - $2,984) and this amount was credited to contributed surplus. In the case of options which vest immediately, the fair value of the options is expensed immediately. In the case of options which vest over time, the graded vesting method is used to expense compensation over the vesting period.
The fair value of the stock options granted during the six months ended March 31, 2008 was estimated on the date of issue using the Black-Scholes option pricing model with the following weighted average assumptions:
Expected life in years: 5
Risk free interest rate: 4.5%
Expected volatility: 100%
Dividend yield: 0%
The weighted average fair value per option of options granted during the three months ended March 31, 2008 was Cdn$1.03 (2007 – Cdn$2.69).

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
11. Related Party Transaction
There were no related party transactions for the three and six months ended March 31, 2008. During the three months ended March 31, 2007, the Company incurred legal fees of $18 provided by a director of the Company. The amount was expensed as legal expense incurred in the ordinary course of business and was measured at the exchange amount, which was the amount of consideration established and agreed to by the related party. The director resigned on February 15, 2007.
12. Loss per Share
Basic and diluted loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.
Basic and diluted loss per share has been calculated using the weighted average number of common shares outstanding of 54,090,000 and 54,069,000, respectively, during the three and six months ended March 31, 2008 (2007 – 45,191,000 and 43,320,000). Any potential common shares whose effect is anti-dilutive have not been reflected in the calculation of diluted loss per share.
13. Supplemental Cash Flow Information

					Cumulative
					from
					inception on
					October 1,
	Three months ended		Six months ended		2002 to
	March 31,		March 31,		March 31,
	2008	2007	2008	2007	2008
Changes in non-cash working capital balances related to operations
Accounts receivable	$18	$(51)	$(5)	$(11)	$(52)
Prepaid expenses and other assets	(15)	24	(12)	43	(145)
Accounts payable and accrued Liabilities	(364)	(323)	(308)	(250)	(367)

	$(361)	$(350)	$(325)	$(218)	$(564)

Non-cash financing activities
Equity financing costs settled by issue of agents’ options	$—	$418	$—	$418	$604

Khan Resources Inc.
Notes to Interim Consolidated Financial Statements
March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
(Unaudited)
The Company did not pay income taxes and interest during the three and six months ended March 31, 2008 and 2007.
14. Commitments and Contingencies
On February 12, 2008, the Company announced that it had reached a settlement of all outstanding litigation with Wallace M. Mays (“Mays”), WM Mining Company, LLC (“WM Mining”) and Nueces Investments Ltd. (together, the “Mays Parties”).
The Mays Parties’ claim for damages was filed on September 18, 2006 against Khan and others in the Superior Court of Justice of Ontario. Khan and the other defendants will not make any payment of damages in connection with the resolution of the claim for damages brought by the Mays Parties.
On November 13, 2006, Khan filed an action for damages against Mays and WM Mining in the Superior Court of Justice of Ontario. On December 10, 2007, Khan also brought a motion seeking a contempt order against Mays and WM Mining.
The damages action and contempt proceedings have been settled and Khan has received a payment in respect of certain of its costs incurred in connection with the litigation. The payment received was credited to general corporate expenses.
In connection with the settlement, Mays and WM Mining have signed a letter addressed to the State Property Committee of Mongolia which retracts a previous claim to ownership of a 58% interest in Central Asian Uranium Company, Ltd. (the “Share Interest”), confirms that Mays and WM Mining are not asserting any ownership interest in, or claim to, the Share Interest and states that Mays and WM Mining: “undertake not to assert, directly or indirectly, in any communication with any representative of the Government of Mongolia, other governmental or regulatory authority or any other person that Khan does not lawfully own an indirect 58% interest in Central Asian Uranium Company, Ltd. or cause any such assertion to be made”.

Khan Resources Inc.
Management’s Discussion & Analysis
This management’s discussion and analysis (“MD&A”) relates to the six months ended March 31, 2008 updated to May 8, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Khan Resources Inc. (the “Company” or “Khan”) for the six months ended March 31, 2008 and March 31, 2007 and the related notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Unless otherwise indicated, all amounts in this MD&A are expressed in United States dollars.
The date of this MD&A is May 8, 2008.
Cautionary Note Regarding Forward Looking Information
This management’s discussion and analysis contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of uranium, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements have been prepared for internal planning purposes and may not be appropriate for other purposes. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; the impact of Mongolian minerals laws on the Company’s licences, operations and capital structure; the Company’s ability to renew its existing licences; fluctuations in the value of United States and Canadian dollars relative to the Mongolian Togrog; changes in project parameters as plans continue to be refined; future prices of uranium; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war and delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mongolia, Bermuda, the British Virgin Islands or the Netherlands, as well as other risks associated with resource exploration and mine development described under the heading “Risk Factors” in the Company’s Annual Information Form filed on SEDAR on December 20, 2007. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, undue reliance should not be placed on these statements. Forward-looking statements contained herein are made as of the date of this document and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Background
Khan is a Canadian-based mineral exploration and development company engaged in the acquisition, exploration and development of uranium in Mongolia. The Company is currently engaged in the exploration and development of certain uranium properties, one of which is a former-producer, and all of which are located in the Dornod district of north eastern Mongolia, which contains a number of uranium deposits. Khan’s assets consist of its interest in the Dornod Uranium Project which is held through a 58 per cent interest in the “Main Dornod Property” (defined below) and a 100 per cent interest in the “Additional Dornod Property” (defined below). The Main Dornod Property is comprised of an open pit mine (“Dornod Deposit No. 2”) from which 590,000 tonnes of material at an average grade of 0.118 per cent U308 was extracted between 1988 and 1995. It also comprises an underground deposit (“Dornod Deposit No. 7”), which remains partially developed by two underground shafts and approximately 20,000 metres of drifts extending into the Additional Dornod Property. The Additional Dornod Property consists of an exploration licence contiguous to the Main Dornod Property and contains approximately one-third of Deposit No. 7 and part of another underground deposit. The Company disposed of its 100 per cent interest in the Big Bend Gold Property, which consisted of exploration licences in the Zaamar goldfield district of Mongolia, through the sale of its 100 per cent interest in Ikh Tokhoirol XXK, the holder of the gold exploration licences, in October 2007.
Overall Performance
Total assets of the Company at March 31, 2008 were $40,389,000 compared with $42,983,000 at September 30, 2007. The decrease of $2,594,000 resulted from the decrease in current assets of $4,334,000 and capital assets of $36,000 offset by an increase in mineral interests of $1,776,000. The decrease in current assets was primarily due to the cash used in operating and investing activities during the six months ended March 31, 2008 and the loss on the sale of the Big Bend Gold Property. The decrease in capital assets was due to amortization expense for the period offset by the purchase of new equipment. The increase in mineral interests was due to development costs incurred on the Dornod Uranium Project.
In August 2007, the Company entered into an agreement for the sale of the issued and outstanding common shares of Ikh Tokhoirol XXK, which holds the mining licences for the Big Bend Gold Property, to Berleg Mining XXK, a Mongolian company, for $2,500,000 in cash. The sale closed on October 11, 2007, the Company received $2,500,000 in cash and recorded a loss on sale of asset of $822,000 and a related future tax recovery of $822,000.
Three months ended March 31, 2008 and March 31, 2007
During the three months ended March 31, 2008, the Company incurred a net loss of $1,481,000 or $0.03 per share compared with $2,389,000 or $0.05 per share in the comparable period of 2007. The decrease of $908,000 was due to the increase in interest income of $62,000 and the decrease in stock-based compensation expense of $1,677,000 that were offset by increases in general corporate expense of $299,000, Mongolian operations expense of $96,000, amortization expense of $30,000 and foreign exchange loss of $406,000.
During the three months ended March 31, 2008, cash and cash equivalents decreased by $2,446,000 compared with an increase of $25,555,000 in the comparable period of 2007. The cash used in operating activities was $1,177,000 in 2008 compared with $567,000 in 2007. The net increase of $610,000 was due to the increases in general corporate expense of $299,000, Mongolian operations expense of $96,000 and realized foreign exchange losses of $266,000 as well as an increase in cash required for changes in non-cash working capital balances related to operations of $11,000; these increases were offset by the increase in interest income of $62,000. The increase in interest income was due to increased cash balances in 2008 compared with 2007. The cash used in investing activities was $1,214,000 compared with $136,000 in 2007. The increase of $1,078,000 was primarily due to the costs of guaranteed investment certificates pledged as security for an international letter of credit for a contractor and a corporate credit card facility and costs incurred on the Definitive Feasibility Study that commenced in November 2007. The cash provided by financing activities was $86,000 in 2008 compared with $26,258,000 in 2007. In 2008, cash was provided from the exercise of stock options. In 2007, cash was provided from the public offering of shares that closed on March 1, 2007, net of equity financing costs, and the exercise of stock options, warrants and agents’ options.
Six months ended March 31, 2008 and March 31, 2007
During the six months ended March 31, 2008, the Company incurred a net loss of $3,200,000 or $0.06 per share compared with $3,982,000 or $0.09 per share in the comparable period of 2007. The decrease of $782,000 was due to the increase in interest income of $122,000, the decrease in stock-based compensation expense of $2,089,000 and the increase in future tax recovery of $822,000 offset by increases in general corporate expense of $806,000, Mongolian operations expense of $302,000, amortization expense of $48,000, loss on sale of assets of $822,000 and foreign exchange loss of $273,000.
During the six months ended March 31, 2008, cash and cash equivalents decreased by $1,754,000 compared with an increase of $24,649,000 in the comparable period of 2007. The cash used in operating activities was $2,454,000 in 2008 compared with $1,194,000 in 2007. The net increase of $1,260,000 was due to the increase in general corporate expense of $806,000, Mongolian operations expense of $302,000, realized foreign exchange loss of $167,000 and the increase in cash required for changes in non-cash working capital balances related to operations of $107,000; offset by the increase in interest income of $122,000. The increase in interest income was due to increased cash balances in 2008 compared with 2007. The cash provided by investing activities was $653,000 compared with $770,000 used in investing activities in 2007. In 2008, proceeds from the sale of assets were $2,500,000. There was no comparable amount in 2007. The restricted cash of $725,000 in 2008 is due to the costs of guaranteed investment certificates pledged as a security for credit facilities. There was no comparable amount in 2007. The purchase of capital assets in 2008 was $34,000 compared with $80,000 in 2007. In 2008, cash used for mineral interests was $1,088,000 compared with $690,000 in 2007. The increase of $398,000 was primarily due to the costs incurred on the Definitive Feasibility Study that commenced in November 2007. The cash provided by financing activities was $154,000 in 2008 compared with $26,613,000 in 2007. In 2008, cash was provided from the exercise of stock options. In 2007, cash was provided from the public offering of shares that closed on March 1, 2007, net of equity financing costs, and the exercise of stock options, warrants and agents’ options.
During November 2007, a contract was awarded to Aker Kvaerner E&C of Toronto, Ontario to undertake a Definitive Feasibility Study for the Dornod Uranium Project. The mine design component of the Study was subcontracted to P&E Mining Consultants Inc. of Mississauga, Ontario. The resource consultants will continue to be Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The Study is expected to require ten months to be completed.
In late November 2007, the Company learned that a Uranium Working Group (“UWG”) had been constituted to assess the uranium industry in Mongolia, although no formal announcements have been made by the Mongolian government about the UWG. While it is reasonable to expect the government to propose and enact special legislation to regulate the uranium mining and processing industry in Mongolia, the mandate of the UWG has not been made public by Mongolian officials. Khan intends to provide input and submissions to the UWG on potential uranium policy and regulations and expects that other uranium exploration and development companies operating in Mongolia will do the same.

In early February, Khan announced that it had received a three year renewal for its 100% owned Exploration License No. 9282X (Additional Dornod Property) from the Mineral Resources and Petroleum Authority of Mongolia (MRPAM).
On February 12, 2008, the Company announced that it had reached a settlement of all outstanding litigation with Wallace M. Mays (“Mays”), WM Mining Company, LLC (“WM Mining”) and Nueces Investments Ltd. (together, the “Mays Parties”). The Mays Parties’ claim for damages was filed on September 18, 2006 against Khan and others in the Superior Court of Justice of Ontario. Khan and the other defendants will not make any payment of damages in connection with the resolution of the claim for damages brought by the Mays Parties. On November 13, 2006, Khan filed an action for damages against Mays and WM Mining in the Superior Court of Justice of Ontario. On December 10, 2007, Khan also brought a motion seeking a contempt order against Mays and WM Mining. The damages action and contempt proceedings have been settled and Khan has received payment in respect of certain of its costs incurred in connection with the litigation. In connection with the settlement, Mays and WM Mining have signed a letter addressed to the State Property Committee of Mongolia which retracts a previous claim to ownership of a 58% interest in Central Asian Uranium Company, Ltd. (the “Share Interest”), confirms that Mays and WM Mining are not asserting any ownership interest in, or claim to, the Share Interest and states that Mays and WM Mining: “undertake not to assert, directly or indirectly, in any communication with any representative of the Government of Mongolia, other governmental or regulatory authority or any other person that Khan does not lawfully own an indirect 58% interest in Central Asian Uranium Company, Ltd. or cause any such assertion to be made”.
At the Company’s Annual Meeting of Shareholders held on February 14, 2008, Stephen W. Harapiak was elected to the Board of Directors. Mr. Harapiak holds a degree in mechanical engineering from the University of Manitoba and has over 48 years of experience in mining, project management and engineering.
On April 23, 2008, David L. McAusland was appointed to the Board of Directors. Mr McAusland is a graduate of the Faculty of Law of McGill University and was called to the Bar in Quebec in 1978. He has 30 years of experience in corporate management, international business and legal, financial and regulatory matters.
Khan plans to commence the negotiation of, and enter into, an Investment Agreement with the Government of Mongolia by the earliest practicable date. Khan commenced discussions with its joint venture partners in the Main Dornod Property late in 2007. Khan’s goal is to negotiate an updated joint venture development agreement as soon as practicable. The successful negotiation of an updated joint venture development agreement and an Investment Agreement is considered by Khan to be a prerequisite to any major mine development work. There can be no certainty as to the timing to complete negotiations with the Government of Mongolia and Khan’s joint venture partners.
Subject to entering into an updated joint venture development agreement and an Investment Agreement with the Government of Mongolia and completion of the Definitive Feasibility Study, Khan intends to bring the Dornod Uranium Project into production and to construct on-site modern milling and processing facilities.
Results of Operations
As a development stage company, Khan has no operating history and has incurred losses in the six months ended March 31, 2008 and March 31, 2007. Based on the current exploration and development plans for the Dornod Uranium Project, the Company expects to incur losses for the foreseeable future and will require additional funds to finance exploration and development activities. The Company’s objective is to become a uranium producer by bringing the Dornod Uranium Project into commercial production.

Three months ended March 31, 2008 and March 31, 2007
Revenue
Total revenue increased by $62,000 during the three months ended March 31, 2008 from the comparable period in 2007 as a result of the increase in interest income due to higher cash balances on hand. The Company maintains cash balances principally in Canadian and US dollars.
Expenses
Total expenses decreased by $846,000 during the three months ended March 31, 2008 from the comparable period in 2007 due to the decrease in stock-based compensation of $1,677,000 that was offset by increases in general corporate expense of $299,000, Mongolian operations expense of $96,000, amortization expense of $30,000 and the change in foreign exchange of $406,000 from a gain of $259,000 in 2007 to a loss of $147,000 in 2008.
General corporate expense increased in 2008 compared with 2007. The following table illustrates the major items included in general corporate expenses:

	Three months	Three months
	Ended	Ended
	March 31,	March 31,
	2008	2007
	000’s	000’s
Accounting and audit	$20	$32
Investor relations	126	124
Insurance	10	26
Legal	85	86
Management remuneration	381	213
Office and travel	256	98

	$878	$579

The factors responsible for the major year over year changes in general corporate expenses were as follows:
•	Accounting and audit expense decreased by $12,000 as accounting consultants were replaced by full time staff.

•	The insurance expense decreased by $16,000 due to a reduction in insurance policy premiums.

•	Management remuneration increased by $168,000 due to additional staff, salary increases and a staff bonus.

•	Office and travel expenses increased by $158,000 due to corporate development activity and additional trips to Mongolia.
Mongolian operations expense increased in the second quarter of fiscal 2008 compared with the same period in fiscal 2007 due to a higher level of activity at the Dornod Uranium Project, opening of a new office in Ulaan Baatar, Mongolia and hiring of additional staff.

Stock-based compensation expense decreased primarily as a result of the fact that 308,000 stock options were granted in the second quarter of fiscal year 2008 versus 1,213,000 stock options granted in the second quarter of fiscal year 2007.
The increase in foreign exchange loss was due to the decrease in value of the Canadian dollar in terms of the United States dollar during the quarter ended March 31, 2008 compared with the same period in 2007.
Mineral interests
During the three months ended March 31, 2008, the deferred development costs, consisting mainly of the Definitive Feasibility Study and Environmental Impact Assessment, incurred on the Dornod Uranium Project, were $1,163,000. The following table sets out the change in deferred development costs:

		Costs incurred
		during the three
	As at	months ended	As at
	December 31,	March 31,	March 31,
	2007	2008	2008
	000’s	000’s	000’s
Deferred development costs Dornod Uranium Project	$5,210	$1,163	$6,373

Six months ended March 31, 2008 and March 31, 2007
Revenue
Total revenue increased by $122,000 during the six months ended March 31, 2008 from the comparable period in 2007 as a result of the increase in interest income due to higher cash balances on hand. The Company maintains cash balances principally in Canadian and US dollars.
Expenses
Total expenses increased by $162,000 during the six months ended March 31, 2008 from the comparable period in 2007 due to increases in general corporate expense of $806,000, Mongolian operations expense of $302,000 and amortization expense of $48,000, the change in foreign exchange of $273,000 from a gain of $237,000 in 2007 to a loss of $36,000 in 2008 and loss on sale of asset of $822,000 that were offset by the decrease in stock-based compensation of $2,089,000.
General corporate expense increased in 2008 compared with 2007. The following table illustrates the major items included in general corporate expenses:

	Six months	Six months
	Ended	ended
	March 31,	March 31,
	2008	2007
	000’s	000’s
Accounting and audit	$41	$79
Investor relations	250	244
Insurance	21	53
Legal	568	151
Management remuneration	721	637
Office and travel	571	202

	$2,172	$1,366

The factors responsible for the major year over year changes in general corporate expenses were as follows:
•	Accounting and audit expense decreased by $38,000 as accounting consultants were replaced by full time staff.

•	The insurance expense decreased by $32,000 due to a reduction in insurance policy premiums.

•	Legal fees increased by $417,000 due to increased corporate activities and the proceedings involving Wallace Mays, a former promoter and director of Khan.

•	Management remuneration increased by $84,000 due to additional staff and salary increases.

•	Office and travel expenses increased by $369,000 due to corporate development activity and additional trips to Mongolia.
Mongolian operations expense increased in the first half of fiscal 2008 compared with the same period in fiscal 2007 due to a higher level of activity at the Dornod Uranium Project, opening of a new office in Ulaan Baatar, Mongolia and hiring of additional staff.
Stock-based compensation expense decreased as 308,000 stock options were granted in the first half of fiscal year 2008 versus 1,663,000 stock options granted in the first half of fiscal year 2007.
The increase in foreign exchange loss was due to the decrease in value of the Canadian dollar in terms of the United States dollar during the first half ended March 31, 2008 compared with the same period in 2007.
Sale of Asset
In August 2007, the Company entered into an agreement for the sale of the issued and outstanding common shares of Ikh Tokhoirol XXK, which holds the mining licenses for the Big Bend Gold Property, to Berleg Mining XXK, a Mongolian company, for $2,500,000 in cash. The acquisition and deferred development costs that were in excess of the sale price were written off at September 30, 2007. The sale closed on October 11, 2007 and the Company received $2,500,000 in cash, recorded a loss on sale of asset of $822,000 and a related future tax recovery of $822,000.

Mineral interests
During the six months ended March 31, 2008, the deferred development costs, consisting mainly of the Definitive Feasibility Study and Environmental Impact Assessment, incurred on the Dornod Uranium Project, were $1,776,000. The following table sets out the change in deferred development costs:

		Costs incurred
		during the six
	As at	months ended	As at
	September 30,	March 31,	March 31,
	2007	2008	2008
	000’s	000’s	000’s
Deferred development costs
Dornod Uranium Project	$4,597	$1,776	$6,373

Summary of Quarterly Results
The following table sets out the financial results for Khan’s eight most recently completed quarters. Results are expressed in thousands of United States dollars except per share amounts.

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	March 31,	December 31,	September 30,	June 30,
	2008	2007	2007	2007
Revenue	$236	$154	$391	$385

Expenses	$1,717	$2,695	$10,978	$1,129

Net loss	$(1,481)	$(1,719)	$(8,778)	$(744)

Net loss per share	$(0.03)	$(0.03)	$(0.18)	$(0.01)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	March 31,	December 31,	September 30,	June 30,
	2007	2006	2006	2006
Revenue	$174	$94	71	36

Expenses	$2,563	$1,687	$1,510	$448

Net loss	$(2,389)	$(1,593)	$(676)	$(41)

Net loss per share	$(0.05)	$(0.04)	$(0.02)	$(0.01)

Over the past eight quarters, variations in the quarterly loss are usually caused by fluctuations in general corporate expense and stock-based compensation expense. General and corporate expense has increased primarily due to increases in legal fees, management remuneration and office and travel expenses. Stock-based compensation expense varies from quarter to quarter depending on the number of stock options granted in the quarter. During the three months ended September 30, 2007, the company recorded a write-off of $9,476,000 for the Big Bend Gold Property. During the three months ended December 31, 2007, the Company received $2,500,000 in cash from the sale of the Big Bend Gold Property and recorded a loss on sale of $822,000 and a related future tax recovery of $822,000.

Liquidity and Capital Resources
As at March 31, 2008, the Company had working capital of $32,147,000 (September 30, 2007 — $36,038,000) which comprised cash of $32,105,000 (September 30, 2007 - $33,859,000), accounts receivable in the amount of $52,000 (September 30, 2007 - $47,000), prepaid expenses and other assets in the amount of $145,000 (September 30, 2007 — $133,000), restricted cash in the amount of $725,000 (September 30, 2007 – nil) and current liabilities of $880,000 (September 30, 2007 — $1,323,000). The amount related to the Big Bend Gold Property held for sale of $3,322,000 was part of the working capital as at September 30, 2007. There is no comparable amount as at March 31, 2008 as the asset was sold during the first quarter.
The Company earns no income from operations and any significant improvement in working capital results from the issuance of share capital. For the six months ended March 31, 2008, the operating activities of Khan used cash of $2,454,000 (2007 — $1,194,000), the investing activities, which consisted of proceeds from sale of Big Bend Gold property less costs for the guaranteed investment certificates pledged as security for credit facilities, development costs incurred on mineral interests and the purchase of capital assets, provided cash of $653,000 (2007 – used cash of $770,000), the financing activities provided cash of $154,000 (2007 — $26,613,000) and the foreign exchange loss on cash was $107,000. The details of the Company’s primary financing activities in the last two years are as follows:
Public Offering
On March 1, 2007, the Company completed a public offering of 8,150,000 Common Shares, which were issued pursuant to a prospectus dated February 21, 2007. The Common Shares were issued at a price of Cdn$3.70 each, for total proceeds of Cdn$30,155,000.
Initial Public Offering
On August 2, 2006, the Company completed an initial public offering of 3,067,000 units (“Units”), each Unit consisting of one Common Share and one-half of one share purchase warrant, which were issued pursuant to a prospectus dated July 14, 2006. The Units were issued at a price of Cdn$1.50 each, for total proceeds of Cdn$4,600,500. The Warrants are exercisable at a price of Cdn$1.90 per Unit at any time on or before August 2, 2008.
Private Placement
Contemporaneously with its initial public offering in August, 2006, Khan issued to Mega Uranium Ltd. a total of 1,667,000 Units for total proceeds to the Company of Cdn$2,500,500. Mega Uranium Ltd. is a company whose shares are listed on the TSX Venture Exchange.
The Company believes that it has sufficient financial resources to pay its ongoing general corporate and Mongolian operations expenses and development costs and to meet its liabilities for the next year. This expectation is based on the forecasted costs associated with the current exploration and development plans for the Dornod Uranium Project. The subsequent development of the Dornod Uranium Project beyond March 31, 2009 will depend on the Company’s ability to obtain additional financing. There is no assurance that additional financing will be available to allow the Company to develop the Dornod Uranium Project. The Company is dependent on raising funds by the issuance of shares in order to undertake the development of the Dornod Uranium Project and meet general corporate and Mongolian operations expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising the required financing.
The Company’s capital resources are also dependent on the existence of a profitable market for the sale of mineralized material which it may discover or acquire. There can be no assurance that the uranium price will sustain a level that will enable the Dornod Uranium Project to be mined at a profit.

As well, Khan’s operations are exposed to risks of changing political stability and government regulation in Mongolia. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect Khan’s business. The Company also considers the successful negotiation of an investment agreement with the Government of Mongolia and an updated joint venture agreement with its joint venture partners to be a prerequisite to any major mine development work.
In addition, the ultimate development of the Dornod Uranium Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size.
The Company does not have any contractual obligations, including those in the nature of long-term debt, capital lease obligations, operating leases, purchase obligations or other long-term obligations other than a five-year lease for office space that commenced on March 1, 2006, with an annual cost of approximately $85,000 per year.
Transactions with Related Parties
There were no transactions with related parties during the three and six months ended March 31, 2008. During the six months ended March 31, 2007, the Company incurred legal fees of $58,000 provided by a director of the Company. The amount was expensed as legal expense incurred in the ordinary course of business and was measured at the exchange amount, which was the amount of the consideration established and agreed to by the related party. The director did not stand for election at the Annual and Special Meeting of Shareholders held on February 15, 2007.
Critical Accounting Estimates
The Company’s significant accounting policies are described in note 2 to the audited consolidated financial statements for the year ended September 30, 2007. Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Management uses its judgment and knowledge from past experience as a basis for estimates and other assumptions in connection with the preparation of the financial statements. Management’s estimates and assumptions are evaluated and updated regularly. The actual results of the Company may materially differ if management were to use different estimates and assumptions. The following accounting estimates are what management considers to be the more critical in the preparation of the Company’s financial statements.
Mineral interests
The carrying values for development and exploration properties are cost less any write down to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying value of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying value of the asset tested. The charge to earnings will be the difference between the asset’s fair value and the carrying value. Future cash flows are estimated by management based on estimated uranium prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.
Assets held for sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated while they are classified as held for sale.

Asset retirement obligations
The Company is subject to environmental protection laws governing reclamation of its development and exploration properties. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. Actual future reclamation costs may be materially different from the costs estimated by the Company.
Contingencies
An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes.
Stock-based compensation expense
The Company has a stock-based compensation plan. The Company accounts for stock options using the fair value method. The determination of the fair value of stock options issued requires management to estimate future stock volatility and a risk-free rate of return. Management uses the Black-Scholes option pricing model to calculate the fair value of Khan’s stock options. The assumptions made may change from time to time.
Changes in Accounting Policies Including Initial Adoption
Effective October 1, 2007, the Company adopted the new CICA accounting sections: 1535 (Capital Disclosures), 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments — Presentation). The only impact of adopting these sections are the additional disclosures required in the Company’s consolidated financial statements.
Financial Instruments and Other Instruments
The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities are reviewed by management on a monthly basis for risk exposures. Likewise, since certain of the Company’s monetary assets and liabilities are denominated in Canadian, United States and Mongolian currency, and are therefore subject to gains or losses due to fluctuations in those currencies, the trends of exchange rates are regularly monitored.
The Company only invests cash in bank deposits and/or instruments that are deemed to be very low risk and does not believe that there is any significant price, credit, or liquidity risk nor is there a risk to Khan’s financial position, results, and cash flows.
Risks and Uncertainties
Khan’s success depends upon a number of factors, many of which are beyond its control. Typical risk factors include, among others, political risk, financing risk, title risks, exploration and development risks, joint venture risks, commodity price, and currency exchange rate risks, operating and environmental hazards encountered in the mining business and changing laws and public policies. Risk factors are more fully described in Khan’s Annual Information Form (“AIF”) which is available by accessing the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.
Additional Information
Additional information, including the AIF of the Company, is available by accessing SEDAR.

Outstanding Share Data
The following table sets forth particulars of the fully-diluted share capitalization of Khan as at May 8, 2008:

Number of
Securities	Common Shares
Issued and outstanding common shares	54,143,279
Shares issuable upon exercise of Stock Options	4,227,800
Shares issuable upon exercise of Warrants	1,506,668
Shares issuable upon exercise of Agents’ Options	327,827

Total	60,205,574